UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 20th January, 2018	By	/s/ Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 19th January, 2017 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Outcome of Board Meeting held on 19th January, 2017.

Exhibit I

19th January, 2018

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Financial Results for the Quarter ended 31st December, 2017

We attach herewith a file containing the Financial Results for the third quarter (unaudited) ended 31st December, 2017, segment reporting and press release in this regard.

The aforesaid financial results have been submitted to the stock exchanges in India as per the listing requirements of those Stock Exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sd/-

Sanjay Dongre
Executive Vice President – Legal & Company Secretary

Encl. : a/a.

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2017

							(₹ in lacs)
		Quarter ended 31.12.2017	Quarter ended 30.09.2017	Quarter ended 31.12.2016	Nine months ended 31.12.2017	Nine Months ended 31.12.2016	Year ended 31.03.2017
	Particulars	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	2058127	1967028	1760560	5892027	5119156	6930596
	a) Interest / discount on advances / bills	1615661	1535575	1317564	4599842	3854781	5205526
	b) Income on Investments	410030	400646	404934	1199973	1167665	1594434
	c) Interest on balances with Reserve Bank of India and other inter bank funds	11238	10649	18688	32707	36676	53202
	d) Others	21198	20158	19374	59505	60034	77434
2	Other Income	386917	360590	314267	1099173	885023	1229649
3	Total Income (1)+(2)	2445044	2327618	2074827	6991200	6004179	8160245
4	Interest Expended	1026693	991821	929651	2948312	2710744	3616674
5	Operating Expenses (i)+(ii)	573222	554005	484251	1663973	1448136	1970332
	i) Employees cost	169126	171577	168863	506454	493101	648366
	ii) Other operating expenses (Refer Note 9)	404096	382428	315388	1157519	955035	1321966
6	Total Expenditure (4)+(5) (excluding Provisions & Contingencies)	1599915	1545826	1413902	4612285	4158880	5587006
7	Operating Profit before Provisions and Contingencies (3)-(6)	845129	781792	660925	2378915	1845299	2573239
8	Provisions (other than tax) and Contingencies	135144	147619	71578	438639	233150	359330
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	709985	634173	589347	1940276	1612149	2213909
11	Tax Expense	245725	219070	202814	671529	556192	758943
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	464260	415103	386533	1268747	1055957	1454966
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	464260	415103	386533	1268747	1055957	1454966
15	Paid up equity share capital (Face Value of ₹ 2/- each)	51802	51680	51107	51802	51107	51251
16	Reserves excluding revaluation reserves						8894987
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	15.5%	15.1%	15.9%	15.5%	15.9%	14.6%
	(iii) Earnings per share (₹)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	17.9	16.1	15.2	49.2	41.6	57.2
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	17.7	15.9	15.0	48.6	41.1	56.4
	(iv) NPA Ratios
	(a) Gross NPAs	823488	770284	523227	823488	523227	588566
	(b) Net NPAs	277366	259683	156432	277366	156432	184399
	(c) % of Gross NPAs to Gross Advances	1.29%	1.26%	1.05%	1.29%	1.05%	1.05%
	(d) % of Net NPAs to Net Advances	0.44%	0.43%	0.32%	0.44%	0.32%	0.33%
	(v) Return on assets (average) - not annualized	0.50%	0.47%	0.49%	1.43%	1.40%	1.88%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

							(₹ in lacs)
Particulars		Quarter ended 31.12.2017	Quarter ended 30.09.2017	Quarter ended 31.12.2016	Nine months ended 31.12.2017	Nine Months ended 31.12.2016	Year ended 31.03.2017
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	503703	492717	517567	1470508	1485571	2032618
b)	Retail Banking	1869320	1798234	1695107	5426783	4931687	6614750
c)	Wholesale Banking	1078527	1038220	827748	3053970	2416542	3258785
d)	Other Banking Operations	326442	277984	233082	859543	640694	904669
e)	Unallocated	—	—	—	—	—	—
	Total	3777992	3607155	3273504	10810804	9474494	12810822
	Less: Inter Segment Revenue	1332948	1279537	1198677	3819604	3470315	4650577

	Income from Operations	2445044	2327618	2074827	6991200	6004179	8160245

2	Segment Results
a)	Treasury	41235	42822	37880	129796	123256	165911
b)	Retail Banking	230001	263109	230844	705348	621044	843216
c)	Wholesale Banking	339253	271927	269574	893370	752870	1012304
d)	Other Banking Operations	154521	110909	94328	363537	227199	336533
e)	Unallocated	(55025)	(54594)	(43279)	(151775)	(112220)	(144055)

	Total Profit Before Tax	709985	634173	589347	1940276	1612149	2213909

3	Segment Assets
a)	Treasury	26447291	27557908	28556289	26447291	28556289	26335640
b)	Retail Banking	34979225	33628360	27721544	34979225	27721544	29582892
c)	Wholesale Banking	29172014	28245767	23238253	29172014	23238253	27214883
d)	Other Banking Operations	3633910	3341673	2747197	3633910	2747197	2720588
e)	Unallocated	675500	590025	538686	675500	538686	530018

	Total	94907940	93363733	82801969	94907940	82801969	86384021

4	Segment Liabilities
a)	Treasury	4653686	4127964	3783639	4653686	3783639	3873249
b)	Retail Banking	55962663	54309020	52831431	55962663	52831431	52579290
c)	Wholesale Banking	21214705	22015850	15662432	21214705	15662432	19125490
d)	Other Banking Operations	428484	440338	392147	428484	392147	314274
e)	Unallocated	2542143	2876242	1629851	2542143	1629851	1545480

	Total	84801681	83769414	74299500	84801681	74299500	77437783

5	Capital Employed
	(Segment Assets-Segment Liabilities)
a)	Treasury	21793605	23429944	24772650	21793605	24772650	22462391
b)	Retail Banking	(20983438)	(20680660)	(25109887)	(20983438)	(25109887)	(22996398)
c)	Wholesale Banking	7957309	6229917	7575821	7957309	7575821	8089393
d)	Other Banking Operations	3205426	2901335	2355050	3205426	2355050	2406314
e)	Unallocated	(1866643)	(2286217)	(1091165)	(1866643)	(1091165)	(1015462)

	Total	10106259	9594319	8502469	10106259	8502469	8946238

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on December 31, 2017 is given below.

			(₹ in lacs)
	As at 31.12.2017	As at 31.12.2016	As at 31.03.2017
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	51802	51107	51251
Reserves and Surplus	10054457	8451362	8894987
Deposits	69902641	63470456	64363966
Borrowings	10386678	7212115	7402887
Other Liabilities and Provisions	4512362	3616929	5670930

Total	94907940	82801969	86384021

ASSETS
Cash and Balances with Reserve Bank of India	3438547	4999976	3789687
Balances with Banks and Money at Call and Short notice	562204	410256	1105523
Investments	23272358	23605550	21446334
Advances	63121466	49504333	55456820
Fixed Assets	350245	349032	362675
Other Assets	4163120	3932822	4222982

Total	94907940	82801969	86384021

2	The above results have been approved by the Board of Directors at its meeting held on January 19, 2018. The results for the quarter and nine months ended December 31, 2017 have been subjected to a ‘Limited Review’ by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
3	The Bank has followed the same significant accounting policies in the preparation of these financial results as those followed in the annual financial statements for the year ended March 31, 2017.
4	During the quarter and nine months ended December 31, 2017, the Bank allotted 6127000 and 27577900 shares respectively pursuant to the exercise of options under the approved employee stock option schemes.
5	During the nine months ended December 31, 2017, the Bank raised Additional Tier 1 Capital bonds of ₹ 8,000 crore and Tier 2 Capital bonds of ₹ 2,000 crore.
6	The Board of Directors of the Bank, at their meeting held on December 20, 2017 approved the raising of funds aggregating up to ₹ 24,000 crore, of which an amount up to a maximum of ₹ 8,500 crore shall be through the issuance of equity shares of face value of ₹ 2/- each pursuant to a preferential issue to Housing Development Finance Corporation Limited (the Bank’s promoters) and the balance shall be through the issuance of equity shares/ convertible securities/ depository receipts pursuant to a Qualified Institutions Placement (QIP)/ American Depository Receipts (ADR)/ Global Depository Receipt (GDR) program. The said raising of funds is subject to the approval of the shareholders and applicable regulatory authorities.
7	RBI circular DBOD.No.BP.BC.1/21.06.201/2015-16 dated July 1, 2015 on ‘Basel III Capital Regulations’ read together with the RBI circular DBR.No.BP.BC.80/21.06.201/2014-15 dated March 31, 2015 on ‘Prudential Guidelines on Capital Adequacy and Liquidity Standards - Amendments’ requires banks to make applicable Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.
8	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts previously written off.
9	Other operating expenses include commission paid to sales agents of ₹ 637.32 crore (previous period : ₹ 465.30 crore) and ₹ 1,767.52 crore (previous period : ₹ 1,398.15 crore) for the quarter and nine months ended December 31, 2017 respectively and of ₹ 1,906.80 crore for the year ended March 31, 2017.
10a	As part of its supervisory process for the year ended March 31, 2017, the RBI had pointed out certain modifications in respect of the Bank’s asset classification of three accounts as on March 31, 2017, as per the table below. In respect of each of these accounts, the Bank is a member of the Joint Lenders’ Forum (JLF) formed under the regulatory framework for revitalizing distressed assets in the economy.

Sr. No.	Particulars	( ₹ in crore)
1	Gross NPAs as on March 31, 2017, as reported by the Bank	5,885.66
2	Gross NPAs as on March 31, 2017, as assessed by RBI	7,937.42
3	Divergence in Gross NPAs (2-1)	2,051.76
4	Net NPAs as on March 31, 2017, as reported by the Bank	1,843.99
5	Net NPAs as on March 31, 2017, as assessed by RBI	3,102.36
6	Divergence in Net NPAs (5-4)	1,258.37
7	Provisions for NPAs as on March 31, 2017, as reported by the Bank	4,041.67
8	Provisions for NPAs as on March 31, 2017, as assessed by RBI	4,835.06
9	Divergence in provisioning (8-7)*	793.39
10	Reported Net Profit after Tax (PAT) for the year ended March 31, 2017	14,549.66
11	Adjusted (notional) Net Profit after Tax (PAT) for the year ended March 31, 2017 after taking into account the divergence in provisioning	14,028.24

*	The Bank had held sufficient provisions in this regard as at September 30, 2017.
10b	In relation to one of the above accounts, the Bank had participated in a project loan which underwent flexible structuring under the 5:25 regulatory framework as approved by the JLF in February 2016. Pursuant to a regulatory communication, in October 2017 the said customer account was classified by the Bank as non-performing with effect from March 2016. The JLF in its meeting on December 30, 2017 received confirmations from all lenders, including the Bank, regarding satisfactory performance of the account during the specified period (post February 2016) including confirmation of nil overdues as on December 30, 2017. Hence, in terms of para 17.2.3 of the RBI Master Circular DBR.No.BP.BC.2/21.04.048/2015-16 dated July 1, 2015, the JLF decided to upgrade the account classification to ‘standard’. The Bank has accordingly upgraded the account classification to ‘standard’ in its books.
10c	Consequent to the above, the position of Gross NPAs as at December 31, 2017 in relation to the divergence is as follows:

Particulars	( ₹ in crore)
Divergence in Gross NPAs as at March 31, 2017	2,051.76
Upgraded based on JLF decision (see note 10b above)	(1,707.18)
Net reductions	(50.40)
Balance NPAs as at December 31, 2017	294.18

11	As at December 31, 2017, the total number of branches (including extension counters) and ATM network stood at 4,734 branches and 12,333 ATMs respectively.
12	Figures of the previous period have been regrouped / reclassified wherever necessary to conform to current period’s classification.
13	₹ 10 lac = ₹ 1 million

₹10 million = ₹ 1 crore

Place : Mumbai	Aditya Puri
Date : January 19, 2018	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2017

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended December 31, 2017, at their meeting held in Mumbai on Friday, January 19, 2018. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2017

The Bank’s total income for the quarter ended December 31, 2017 was ₹ 24,450.4 crore, up from ₹ 20,748.3 crore for the quarter ended December 31, 2016. Net revenues (net interest income plus other income) increased by 23.9% to ₹ 14,183.5 crore for the quarter ended December 31, 2017 from ₹ 11,451.8 crore in the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2017 grew by 24.1% to ₹ 10,314.3 crore, from ₹ 8,309.1 crore for the quarter ended December 31, 2016, driven by average asset growth of 16.6% and a core net interest margin for the quarter of 4.3%.

Other income (non-interest revenue) at ₹ 3,869.2 crore was 27.3% of the net revenues for the quarter ended December 31, 2017 and grew by 23.1% over ₹ 3,142.7 crore in the corresponding quarter ended December 31, 2016. The four components of other income for the quarter ended December 31, 2017 were fees & commissions of ₹ 2,872.1 crore (₹ 2,206.8 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 426.2 crore (₹ 297.2 crore for the corresponding quarter of the previous year), gain on revaluation / sale of investments of ₹ 259.4 crore (₹ 398.6 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries, of ₹ 311.4 crore (₹ 240.0 crore for the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

Operating expenses for the quarter ended December 31, 2017 were ₹ 5,732.2 crore, an increase of 18.4% over ₹ 4,842.5 crore during the corresponding quarter of the previous year. The core cost-to-income ratio for the quarter was at 41.2% as against 43.8% for the corresponding quarter ended December 31, 2016.

Provisions and contingencies for the quarter ended December 31, 2017 were ₹ 1,351.4 crore as against ₹ 715.8 crore for the quarter ended December 31, 2016 and ₹ 1476.2 crore for the quarter ended September 30, 2017. Profit before tax for the quarter ended December 31, 2017 was up 20.5% to ₹ 7,099.9 crore.

After providing ₹ 2,457.3 crore for taxation, the Bank earned a net profit of ₹ 4,642.6 crore, an increase of 20.1% over the quarter ended December 31, 2016.

Balance Sheet: As of December 31, 2017

Total balance sheet size as of December 31, 2017 was ₹ 949,079 crore as against ₹ 828,020 crore as of December 31, 2016.

Total deposits as of December 31, 2017 were ₹ 699,026 crore, an increase of 10.1% over December 31, 2016. As of December 31, 2017 current account deposits were at ₹ 101,286 and savings account deposits were at ₹ 205,833. CASA deposits grew by 6.7% over December 31, 2016 (which had a higher base attributable to the spurt in deposits following the demonetisation exercise) and 3.9% over September 30, 2017. Time deposits were at ₹ 391,907 crore, an increase of 13.0% over the previous year, resulting in CASA deposits comprising 43.9% of total deposits as on December 31, 2017.

Total advances as of December 31, 2017 were ₹ 631,215 crore, an increase of 27.5% over December 31, 2016, and 4.4% over September 30, 2017. This loan growth was contributed by both segments of the Bank’s loan portfolio with the loan mix between retail:wholesale at 55:45. As per regulatory [Basel 2] segment classification, retail loans grew by 28.7% and wholesale loans grew by 26.4% (as per internal business classification, the growth was 29.2% and 24.3% respectively).

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

Nine Months ended December 31, 2017

For the nine months ended December 31, 2017, the Bank earned a total income of ₹ 69,912.0 crore as against ₹ 60,041.8 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2017 were ₹ 40,428.9 crore, as against ₹ 32,934.3 crore for the nine months ended December 31, 2016, an increase of 22.8%. Net profit for the nine months ended December 31, 2017 was ₹ 12,687.5 crore, up by 20.2% over the corresponding nine months ended December 31, 2016.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 15.5% as on December 31, 2017 (15.9% as on December 31, 2016) as against a regulatory requirement of 10.25% including Capital Conservation Buffer of 1.25%. Tier-I CAR was at 13.6% as of December 31, 2017 compared to 13.8% as of December 31, 2016.

NETWORK

As of December 31, 2017, the Bank’s distribution network was at 4,734 branches and 12,333 ATMs across 2,672 cities / towns as against 4,555 branches and 12,087 ATMs across 2,597 cities / towns as of December 31, 2016. Of the total branches, 52% are in semi-urban and rural areas.

ASSET QUALITY

Gross non-performing assets were at 1.29% of gross advances as on December 31, 2017, as against 1.26% as on September 30, 2017 and 1.05% as on December 31, 2016. Net non-performing assets were at 0.4% of net advances as on December 31, 2017.

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com